GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1997


NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

     Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.

NOTE 2 - DIVIDENDS PER SHARE

  The following dividends per share were paid during the period indicated:
                             Three Months Ended       Nine Months Ended
                                  July 31,                  July 31,
                               1997     1996             1997     1996
      Class A Common Stock     $.12     $.08             $.48     $.40
      Class B Common Stock     $.18     $.12             $.71     $.59

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

     Net income per share was calculated using the following number of shares for the periods presented:

                              Three Months Ended        Nine Months Ended
                                     July 31,                July 31,

     Class A Common Stock      10,874,038 shares        10,873,461 shares
     Class B Common Stock      12,001,793 shares        12,001,793 shares


NOTE 4 - INVENTORIES

     Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 5 - ACQUISITIONS

     On May 9, 1997, the Company purchased all of the outstanding common stock of Independent Container, Inc., a corrugated container company, located in Louisville, Kentucky, Ferdinand, Indiana and Erlanger, Kentucky. On June 30, 1997, the Company acquired all of the outstanding common stock of Centralia Container, Inc., a corrugated container company, located in Centralia, Illinois. These acquisitions have been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired has been recorded as goodwill. The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions were not significant.

NOTE 6 - SUBSEQUENT EVENTS

     On August 4, 1997, the Company sold its wood component operations, which manufacture door panels, wood moldings and window and door parts, with locations in Kentucky, California, Washington and Oregon. At the present time, it is not expected that the transaction will have a material impact on the results of operations.

NOTE 7 - RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the 1997 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

     Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 9-month periods ended July 31, 1997 and July 31, 1996.

     Net sales decreased during the current period compared to the previous period primarily due to lower sales in the containerboard segment, which was significantly affected by lower sales prices of its products. The lower prices were caused by the continued weakness in the containerboard market resulting from excess capacity of containerboard. The sales price decreases were partially offset by the seven corrugated container plants which were acquired subsequent to the third quarter of 1996. The net sales of the shipping containers segment increased since the prior year due to the addition of two steel drum manufacturing plants during the second quarter of 1997.

     The increase in other income was primarily due to a gain on the sale of an office building and an injection molding facility during 1997.

     The cost of products sold as a percentage of sales increased from 82.0% in 1996 to 87.1% in 1997. This increase is primarily the result of lower net sales of the containerboard segment without a corresponding reduction in the cost of products sold.

     The increase in interest expense is due to more long-term obligations than the prior year.

Liquidity and Capital Resources

     As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1996 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

     As discussed in the 1996 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

     The current ratio as of July 31, 1997 is an indication of the continuation of the Company's strong liquidity.

     Capital expenditures were $34,464,000, after eliminating the effect of the acquisitions, during the nine months ended July 31, 1997. These capital expenditures were principally needed to replace and improve equipment.

     In May 1997, the Company acquired the stock of Independent Container, Inc, a manufacturer of corrugated containers, located in Louisville, Kentucky, Ferdinand, Indiana and Erlanger, Kentucky. In June 1997, the Company purchased the stock of Centralia Container, Inc., a corrugated container company, located in Centralia, Illinois.

     The Company has approved future purchases, primarily for equipment, of approximately $11 million. Self-financing and borrowing has been the primary source for financing such capital expenditures.

     The increase in long-term obligations since year-end is primarily due to the purchase of three corrugated container companies, two steel drum operations, improvement related to Greif Board Corporation's machinery and equipment and other capital expenditures.

     Subsequent to July 1997, the Company sold its wood component operations, located in Kentucky, California, Washington and Oregon. These locations manufacture door panels, wood moldings and window and door parts.

PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

     There are no material developments with respect to pending legal proceedings.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a.)     Exhibits.
          None.

     (b.)     Reports on Form 8-K.
          No events occurred requiring Form 8-K to be filed.



OTHER COMMENTS

     The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of July 31, 1997, the consolidated statements of income for the 9-month periods ended July 31, 1997 and 1996, and the consolidated statements of cash flows for the 9-month periods then ended. These financial statements are unaudited; however, at year-end an audit will be made for the fiscal year by our independent accountants.



SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Greif Bros. Corporation

                                              (Registrant)





Date      September 10, 1997                 Joseph W. Reed
                                         Chief Financial Officer